Exhibit 99.5

925 Broadbeck Dr., Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol; KEI NASDAQ ticker symbol; KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES PRODUCTION INCREASE FOR THE SECOND QUARTER AND ANTICIPATES SIGNIFICANTLY HIGHER PRODUCTION FROM 9 NEW WELLS IN THE SECOND HALF OF 2025

THOUSAND OAKS, CALIFORNIA, August 11, 2025

All amounts are in U.S. Dollars unless otherwise indicated:

SECOND QUARTER HIGHLIGHTS

●	Average production for the second quarter of 2025 was 3,220 BOEPD, an increase of 3% compared to the second quarter of 2024 average production of 3,128 BOEPD. The increase was due to production from the wells that were drilled and completed in the last half of 2024, partially offset by decreased production from wells that were shut-in during the completion operations for the four Lovina wells, which temporarily reduced quarter production by 540 boepd

●	The Company has repurchased over 207,000 common shares under its Normal Course Issuer Bid from April to July 2025 for an average price of US$6.42/share, bringing its total repurchases to over 504,000 shares since September 2024

●	Production and operating expense per barrel averaged $7.15 per BOE in the second quarter of 2025 compared to $8.48 per BOE in the second quarter of 2024, a decrease of 16%. The decrease was due to lower water hauling costs and natural gas and NGL processing costs adjustments in 2024 related to prior years as the purchaser reassessed prior year gathering and processing costs

●	General & Administrative (G&A) expense decreased by 9% primarily due to lower accounting fees compared to the prior year quarter, due to the listing on the NASDAQ stock market at the end of 2023

●	Net income in the second quarter of 2025 was $2.9 million and EPS was $0.08/share compared to $4.1 million and EPS of $0.11/share in the second quarter of 2024. The decrease was due to lower revenues

●	Adjusted EBITDA(1) was $7.7 million in the second quarter of 2025 compared to $10.0 million in the second quarter of 2024, a decrease of 23% due to a 24% decrease in average prices

●	Revenue, net of royalties was $10.8 million in the second quarter of 2025 compared to $13.9 million for second quarter of 2024, a decrease of 22% due to lower prices and lower oil production due to the shut-in wells

●	Average netback from operations(2) for the second quarter of 2025 was $29.66/boe, a decrease of 27% from the prior year second quarter due to lower average prices partially offset by lower operating costs per BOE

●	At June 30, 2025, the Company had $34.5 million of available borrowing capacity on its credit agreement

●	Management will host an earnings conference call for investors this morning at 9:00 a.m. Pacific time to discuss the Company’s results and host a Q&A session. Interested parties are invited to participate by calling: 1-877-317-6789 or for international callers: 1-412-317-6789. Please request to be joined to the Kolibri Global Energy Inc. call

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations is considered a non-GAAP ratio. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

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Kolibri’s President and Chief Executive Officer, Wolf Regener commented:

“We are pleased that the Company’s wells continued to perform well with average production of 3,220 boepd despite a 540 boepd reduction due to several wells that were temporarily shut-in during the quarter for the Lovina wells completion. The Company generated Adjusted EBITDA of $7.7 million during the quarter, despite average prices decreasing by 24% and several wells being temporarily shut-in. All of the shut-in wells are now back online, some of which, as expected, are being dewatered.

“As we announced last week, the Lovina wells started production in late July under a controlled flowback with the average 4-day production from the four wells ranging from 322 boepd to 643 boepd, while still cleaning up from the fracture stimulations. The wells are producing a higher percentage of oil than many of our previous wells, and we are running production tubing strings this week, which could lead to higher production based on our past experience. The Forguson 17-20-3H well has just started flowback operations. Cleanup of the fracture stimulation fluid is anticipated to take longer to get stabilized flow rates than the wells in the heart of our field, since it is shallower. The Company will start drilling the 1.5 mile lateral Barnes 6-31-2H and Barnes 6-31-3H wells this week, which will then be completed along with the two previously drilled Velin wells. We are excited for the second half of the year as the Company will be bringing nine wells into production, which we anticipate will significantly increase production and cash flow during the last two quarters of 2025.”

	Second Quarter			First Six Months
	2025	2024	%	2025	2024	%

Net Income	$2,853	$4,061	(30)%	$8,618	$7,406	16%
Net income per basic common share	$0.08	$0.11	(27)%	$0.24	$0.21	14%
Net Income per diluted common share	$0.08	$0.11	(27)%	$0.24	$0.20	20%

Capital Expenditures	$16,898	$6,427	163%	$26,851	$11,747	129%
Adjusted EBITDA	$7,681	$10,036	(23)%	$20,501	$20,410	-%

Average Production (Boepd)	3,220	3,128	3%	3,646	3,216	13%
Average Price per Barrel	$47.06	$62.10	(24)%	$52.75	$61.37	(14)%
Average Netback from operations(2) per Barrel	$29.66	$40.40	(27)%	$34.05	$39.66	(14)%
Average Netback including commodity contracts(2) per Barrel	$29.79	$39.56	(25)%	$34.11	$38.67	(12)%

	June 30, 2025	March 31, 2025	December 31, 2024
Cash and Cash Equivalents	3,132	4,878	4,314
Working Capital	(12,911)	(5,653)	(657)
Borrowing Capacity	34,542	22,542	16,542

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

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Second Quarter 2025 versus Second Quarter 2024

Oil and gas gross revenues totaled $13.8 million in the quarter versus $17.7 million in the second quarter of 2024, a decrease of 22%. Oil revenues decreased $4.7 million or 28% as average oil prices decreased by $17.23 per barrel or 22% and oil production was down by 8% due to the shut-in wells during the quarter. Natural gas revenues increased $0.7 million or 450% to $0.8 million as average natural gas prices increased by $2.25/mcf or 268% to $3.09/mcf and natural gas production increased by 50% to 2,880 mcfpd. Natural gas liquids (NGLs) revenues increased $0.2 million or 21% as NGL production increased 25% to 625 boepd partially offset by a 4% decrease in average NGL prices to $17.59/boe.

Average production for the second quarter of 2025 was 3,220 BOEPD, an increase of 3% compared to the second quarter of 2024 average production of 3,128 BOEPD due to production from the wells that were drilled in the last six months of 2024 partially offset by decreased production from wells that were shut-in during the completion operations for the four Lovina wells.

Production and operating expenses for the second quarter of 2025 were $1.7 million compared to $2.1 million in the prior year comparable period. The decrease was primarily due to higher water hauling costs in the prior year quarter and natural gas and NGL processing costs recorded in the second quarter of 2024 related to prior years as the purchaser reassessed prior year gathering and processing costs.

General and administrative expenses for the second quarter of 2025 was $1.4 million compared to $1.5 million for the second quarter of 2024, a decrease of 9%. The decrease was due to higher accounting fees in the prior year quarter due to the listing on the NASDAQ stock market at the end of 2023.

Finance expense decreased $0.4 million in the second quarter of 2025 compared to the prior year second quarter due to lower interest expense as a result of lower interest rates and an decrease in the outstanding bank loan balance in 2025.

FIRST SIX MONTHS 2025 HIGHLIGHTS

●	Average production for the first six months of 2025 was 3,646 BOEPD, an increase of 13% compared to the first six months of 2024 average production of 3,216 BOEPD. The increase is due to production from the wells that were drilled and completed in the last six months of 2024

●	Net income in the first six months of 2025 was $8.6 million and EPS was $0.24/share compared to $7.4 million and EPS of $0.21/share in the first six months of 2024. The increase was due to realized and unrealized gains on commodity contracts in 2025 versus losses in 2024 and a decrease in operating and interest expense partially offset by lower revenues

●	Adjusted EBITDA(1) was $20.5 million in the first six months of 2025 compared to $20.4 million in the first six months of 2024, as a decrease in revenue for the first six months of 2025 was offset by lower operating expenses and a realized loss on commodity contracts in the prior year period.

●	Production and operating expense per barrel averaged $7.11 per BOE in the first six months of 2025 compared to $8.42 per BOE in the first six months of 2024, a decrease of 16%. The decrease was due to lower water hauling costs and due to natural gas and NGL processing costs adjustments in 2024 related to prior years as the purchaser reassessed prior year gathering and processing costs

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●	Revenue, net of royalties was $27.2 million in the first six months of 2025 compared to $28.1 million for first six months of 2024, a decrease of 3%, due to a 14% decrease in average prices partially offset by a 13% increase in production

●	Average netback from operations(2) for the first six months of 2025 was $34.05/boe, a decrease of 14% from the prior year period due to lower average prices

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

First Six Months of 2025 versus First Six Months of 2024

Oil and gas gross revenues totaled $34.8 million in the first six months of 2025 versus $35.9 million in the first six months of 2024, a decrease of 3%. Oil revenues decreased $3.2 million or 10% as average oil prices decreased by $10.24 per barrel or 13% which was partially offset by a 5% increase in oil production to 2,477 boepd. Natural gas revenues increased $1.5 million or 259% to $2.1 million as average natural gas prices increased by $2.00/mcf or 132% to $3.52/mcf and natural gas production increased by 56% to 3,339 mcfpd. Natural gas liquids (NGLs) revenues increased $0.6 million or 28% as NGL production increased by 24% to 612 boepd and average NGL prices increased 3% to $23.95/boe.

Average production for the first six months of 2025 was 3,646 BOEPD, an increase of 13% compared to the first six months 2024 average production of 3,216 BOEPD. The increases are due to production from the wells that were drilled and completed in the last six months of 2024.

Production and operating expense was $3.9 million in the first six months of 2025 compared to $4.4 million for the same period of 2024, a decrease of 9%. The decrease was primarily due to higher water hauling costs in the prior year period and natural gas and NGL processing costs recorded in the second quarter of 2024 related to prior years, as the purchaser reassessed prior year gathering and processing costs.

Finance income increased by $0.5 million for the first six months of 2025 due to realized and unrealized gains on commodity contracts in 2025.

Finance expense decreased $1.4 million in the first six months of 2025 compared to the prior year comparable period due to realized and unrealized losses on commodity contracts in 2024 and lower interest expense as a result of lower interest rates and a decrease in the outstanding bank loan balance in 2025.

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited, Expressed in Thousands of United States Dollars)

	June 30	December 31
	2025	2024
Current Assets
Cash and cash equivalents	$3,132	$4,314
Accounts receivables and other receivables	3,660	9,733
Deposits and prepaid expenses	646	718
Fair value of commodity contracts	825	254
	8,263	15,019
Non-current assets
Property, plant and equipment	253,223	232,962
Right of use assets	1,331	748
Fair value of commodity contracts	-	30
	254,554	233,740

Total Assets	$262,817	$248,759

Current Liabilities
Accounts payable and other payables	$20,099	$15,090
Lease liabilities	1,075	586
	21,174	15,676

Non-current liabilities
Loans and borrowings	29,702	33,240
Asset retirement obligations	2,414	2,168
Lease liabilities	294	167
Deferred taxes	10,755	8,701
Fair value of commodity contracts	85	-
	43,250	44,276

Equity
Shareholders’ capital	295,490	295,309
Treasury stock	(234)	-
Contributed surplus	26,401	25,380
Accumulated deficit	(123,264)	(131,882)
Total Equity	198,393	188,807

Total Equity and Liabilities	$262,817	$248,759

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KOLIBRI GLOBAL ENERGY INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited, expressed in Thousands of United States dollars, except per share amounts)

($000 except as noted)

	Second Quarter		First Six Months
	2025	2024	2025	2024

Oil and natural gas revenue, net	$10,788	$13,915	$27,160	$28,141
Other income	325	1	326	60
	11,113	13,916	27,486	28,201

Production and operating expenses	1,738	2,109	3,965	4,355
Depletion and depreciation expense	3,516	3,700	7,579	7,594
General and administrative expenses	1,409	1,528	2,734	2,793
Stock based compensation	488	411	725	539
	7,151	7,748	15,003	15,281

Finance income	540	445	512	-
Finance expense	(713)	(1,101)	(1,460)	(2,872)
Income tax expense	(936)	(1,451)	(2,917)	(2,642)
Net income	2,853	4,061	8,618	7,406
Basic net income per share	$0.08	$0.11	$0.24	$0.21
Diluted net income per share	$0.08	$0.11	$0.24	$0.20

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KOLIBRI GLOBAL ENERGY

SECOND QUARTER 2025

(Unaudited, expressed in Thousands of United States dollars, except as noted)

	Second Quarter		First Six Months
	2025	2024	2025	2024
Oil gross revenue	$11,978	$16,701	$30,028	$33,249
Gas gross revenue	809	147	2,127	592
NGL gross revenue	1,001	830	2,655	2,081
Oil and Gas gross revenue	13,790	17,678	34,810	35,922

Adjusted EBITDA(1)	7,681	10,036	20,501	20,410
Capital expenditures	16,898	6,427	26,851	11,747

Statistics:	Second Quarter		First Six Months
	2025	2024	2025	2024
Average oil production (Bopd)	2,115	2,309	2,477	2,366
Average natural gas production (mcf/d)	2,880	1,916	3,339	2,143
Average NGL production (Boepd)	625	500	612	493
Average production (Boepd)	3,220	3,128	3,646	3,216
Average oil price ($/bbl)	$62.45	$79.48	$66.96	$77.20
Average natural gas price ($/mcf)	$3.09	$0.84	$3.52	$1.52
Average NGL price ($/bbl)	$17.59	$15.97	$23.95	$23.18

Average price ($/boe)	$47.6	$62.10	$52.75	$61.37
Less: Royalties ($/boe)	10.25	13.22	11.59	13.29
Less: Operating expenses $/boe)	7.15	8.48	7.11	8.42
Netback from operations(2) ($/boe)	$29.66	$40.40	$34.05	$39.66
Price adjustment from commodity contracts ($/boe)	0.13	(0.84)	0.06	(0.99)
Netback including commodity contracts(2) ($/boe)	$29.79	$39.56	$34.11	$38.67

(1)	Adjusted EBITDA is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

(2)	Netback from operations and netback including commodity contracts are considered non-GAAP ratios. Refer to the section entitled “Non-GAAP Measures” of this earnings release.

The information outlined above is extracted from and should be read in conjunction with the Company’s unaudited financial statements for the three and six months ended June 30, 2025 and the related management’s discussion and analysis thereof, copies of which are available under the Company’s profile at www.sedarplus.ca.

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NON-GAAP MEASURES

Netback from operations, netback including commodity contracts and adjusted EBITDA (collectively, the “Company’s Non-GAAP Measures”) are not measures or ratios recognized under Canadian generally accepted accounting principles (“GAAP”) and do not have any standardized meanings prescribed by IFRS. Management of the Company believes that such measures and ratios are relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. The Company’s Non-GAAP Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures and ratios as reported by such organizations. The Company’s Non-GAAP Measures should not be construed as alternatives to net income, cash flows related to operating activities, working capital or other financial measures and ratios determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of the composition of the Company’s Non-GAAP Measures, how the Company’s Non-GAAP Measures provide useful information to an investor and the purposes for which the Company’s management uses the Non-GAAP Measures is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedarplus.ca and is incorporated by reference into this earnings release.

The following is the reconciliation of the non-GAAP ratio netback from operations to net income, which the Company considers to be the most directly comparable financial measure that is disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income	2,853	4,061	8,618	7,406

Adjustments:
Income tax expense	936	1,451	2,917	2,642
Finance income	(540)	(445)	(512)	-
Finance expense	713	1,101	1,460	2,872
Share based compensation	488	411	725	539
General and administrative expenses	1,409	1,528	2,734	2,793
Depletion, depreciation and amortization	3,516	3,700	7,579	7,594
Other income	(325)	(1)	(326)	(60)
Operating netback	9,050	11,806	23,195	23,786

Netback from operations per BOE	29.66	40.40	34.05	39.66

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The following is the reconciliation of the non-GAAP measure adjusted EBITDA to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income	2,853	4,061	8,618	7,406

Income tax expense	936	1,451	2,917	2,642
Depletion and depreciation	3,516	3,700	7,579	7,594
Accretion	73	44	124	89
Interest expense	640	813	1,336	1,728
Unrealized (gain) loss on commodity contracts	(490)	(445)	(455)	470
Share based compensation	488	411	725	539
Interest income	(8)	-	(16)	-
Other income	(325)	(1)	(326)	(60)
Foreign currency loss (gain)	(2)	2	(1)	2

Adjusted EBITDA	7,681	10,036	20,501	20,410

Product Type Disclosure

This news release includes references to sales volumes of “oil”, “natural gas”, and “barrels of oil equivalent” or “BOEs”. “Oil” refers to light crude oil and medium crude oil combined, and “natural gas” refers to shale gas, in each case as defined by NI 51-101. Production from our wells, primarily disclosed in this news release in BOEs, consists of mainly oil and associated wet gas. The wet gas is delivered via gathering system and then pipelines to processing plants where it is treated and sold as natural gas and NGLs.

Cautionary Statements

In this news release and the Company’s other public disclosure:

(a)	The Company’s natural gas production is reported in thousands of cubic feet (“Mcfs”). The Company also uses references to barrels (“Bbls”) and barrels of oil equivalent (“Boes”) to reflect natural gas liquids and oil production and sales. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

(b)	Discounted and undiscounted net present value of future net revenues attributable to reserves do not represent fair market value.

(c)	Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

(d)	The Company discloses peak and 30-day initial production rates and other short-term production rates. Readers are cautioned that such production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery.

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Caution Regarding Forward-Looking Information

This release contains forward-looking information including information regarding the proposed timing and expected results of exploratory and development work including production from the Company’s Tishomingo field, Oklahoma acreage, projected increases in production and cash flow, adjusted EBITDA and net debt, the Company’s reserves based loan facility, including scheduled repayments, expected hedging levels and the Company’s strategy and objectives. The use of any of the words “target”, “plans”, “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and similar expressions are intended to identify forward-looking statements.

Such forward-looking information is based on management’s expectations and assumptions, including that the Company’s geologic and reservoir models and analysis will be validated, that indications of early results are reasonably accurate predictors of the prospectiveness of the shale intervals, that previous exploration results are indicative of future results and success, that expected production from future wells can be achieved as modeled, that declines will match the modeling, that future well production rates will be improved over existing wells, that rates of return as modeled can be achieved, that recoveries are consistent with management’s expectations, that additional wells are actually drilled and completed, that design and performance improvements will reduce development time and expense and improve productivity, that discoveries will prove to be economic, that anticipated results and estimated costs will be consistent with management’s expectations, that all required permits and approvals and the necessary labor and equipment will be obtained, provided or available, as applicable, on terms that are acceptable to the Company, when required, that no unforeseen delays, unexpected geological or other effects, equipment failures, permitting delays or labor or contract disputes are encountered, that the development plans of the Company and its co-venturers will not change, that the demand for oil and gas will be sustained or increase, that the Company will continue to be able to access sufficient capital through financings, credit facilities, farm-ins or other participation arrangements to maintain its projects, that the Company will continue in compliance with the covenants under its reserves-based loan facility and that the borrowing base will not be reduced, that funds will be available from the Company’s reserves based loan facility when required to fund planned operations, that the Company will not be adversely affected by changing government policies and regulations, social instability or other political, economic or diplomatic developments in the countries in which it operates and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business and its ability to advance its business strategy.

Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company’s geologic and reservoir models or analysis are not validated, that anticipated results and estimated costs will not be consistent with management’s expectations, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks including flooding and extended interruptions due to inclement or hazardous weather), the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with continued development of the Tishomingo Field, the risk that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the Company will cease to be in compliance with the covenants under its reserves-based loan facility and be required to repay outstanding amounts or that the borrowing base will be reduced pursuant to a borrowing base re-determination and the Company will be required to repay the resulting shortfall, that the Company is unable to access required capital, that funding is not available from the Company’s reserves based loan facility at the times or in the amounts required for planned operations, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve and the other risks identified in the Company’s most recent Annual Information Form under the “Risk Factors” section, the Company’s most recent management’s discussion and analysis and the Company’s other public disclosure, available under the Company’s profile on SEDAR at www.sedarplus.ca.

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Although the Company has attempted to take into account important factors that could cause actual costs or results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. The forward-looking information included in this release is expressly qualified in its entirety by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener, President and Chief Executive Officer +1 (805) 484-3613

Email: investorrelations@kolibrienergy.com

Website: www.kolibrienergy.com